================================================================================


     As filed with the Securities and Exchange Commission on July 18, 2002.

                                                       Registration No.: 0-49666


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          -----------------------------


                                  FORM 10-SB/A


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
              SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR (g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                                STRATEGIKA, INC.
                 (Name of Small Business Issuer in Its Charter)


                Delaware                                 75-2926439
    (State or other jurisdiction of         (I.R.S. Employer Identification No.)
     incorporation or organization)

     300 Crescent Court, Suite 1100
             Dallas, Texas                                 75201
(Address of Principal Executive Offices)                 (Zip Code)

                                 (214) 849-5841
                (Issuer's Telephone Number, Including Area Code)

        Securities registered under Section 12 (b) of the Exchange Act:

    Title of each class                        Name of each exchange on which
    to be so registered                        Each class is to be registered
  -------------------------                  -----------------------------------
          None                                                None

        Securities registered under Section 12 (g) of the Exchange Act:
                         Common Stock, $0.001 par value
                                (Title of Class)

                                TABLE OF CONTENTS

PART I.........................................................................1
   ITEM 1.  DESCRIPTION OF BUSINESS............................................1
              History..........................................................1
              Business Plan....................................................1
              Competition......................................................4
              Operating Plan...................................................4
              Capital Requirements.............................................6
              Key Partnerships.................................................6
   ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION..........7
              General..........................................................7
   ITEM 3.  DESCRIPTION OF PROPERTY............................................7
   ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.....7
   ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.......8
              Directors and Executive Officers.................................8
              Committees of the Board of Directors.............................8
   ITEM 6.  EXECUTIVE COMPENSATION.............................................8
              Executive Officers...............................................8
              Executive Compensation...........................................9
   ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.....................9
   ITEM 8.  DESCRIPTION OF SECURITIES..........................................9
              Capital Stock....................................................9
              Provisions Having A Possible Anti-Takeover Effect................9
ADDL INFORMATION..............................................................10
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS; MARKET DATA................10
PART II.......................................................................11
   ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY
              AND RELATED STOCKHOLDER MATTERS.................................11
              Market Information..............................................11
                       Holders................................................11
                       Dividends..............................................11
   ITEM 2.  LEGAL PROCEEDINGS.................................................11
   ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
              ACCOUNTING DISCLOSURE...........................................11
   ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES...........................11
   ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.........................11
PART F/S......................................................................13
PART III......................................................................13
   ITEM 1.  INDEX TO EXHIBITS.................................................13
   ITEM 2.  DESCRIPTION OF EXHIBITS...........................................13
SIGNATURES....................................................................14

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

History

     Strategika, Inc. was initially incorporated on July 13, 1990 as Super Shops, Inc. ("Super Shops") under the laws of the State of Michigan. On September 19, 1997, Super Shops filed for protection under Chapter 11 of the Federal Bankruptcy Act in the United States Bankruptcy Court, Central District of California - Los Angeles Division (the "Bankruptcy Court"). Super Shops' bankruptcy action was consolidated into a single action with other related entities - Super Shops, Inc. (a California corporation); Super Shops, Inc. (an Arizona corporation); Super Shops, Inc. (a Kansas corporation); Super Shops, Inc. (a Nevada corporation), Super Shops, Inc. (a Texas corporation) and Mallory, Inc. (a Nevada corporation). All assets, liabilities and other claims against Super Shops were combined with those of its affiliates for the purpose of distribution of funds to creditors. Each of the seven entities otherwise remained separate corporate entities. During the period from September 19, 1997 through July 31, 2000 (the entered date of Super Shops' Amended Joint Plan of Reorganization ("Plan of Reorganization") all secured claims and/or
administrative   claims  were   satisfied   through  either  direct  payment  or
negotiation.

     Super Shops' Plan of Reorganization was approved by the Bankruptcy Court on July 27, 2000 and entered on July 31, 2000. The Plan of Reorganization contemplated that Super Shops reincorporate into Delaware and enter into a reverse merger or similar transaction. The Plan further provided that all unsecured creditors receive "new" shares of Super Shops' post-reorganization common stock pursuant to Section 1145(a) of the Bankruptcy Code. As a result of the Plan of Reorganization all shares of our common stock issued and outstanding as of the date of the bankruptcy filing were cancelled, and all liens, security interests, encumbrances and other interests, as defined in the Plan of Reorganization, attached to the creditor's trust. As a result of the Plan of Reorganization, unsecured creditors and holders of certain administrative claims, representing a total of 982 persons or entities, received an aggregate of 500,508 shares of our common stock in satisfaction of their claims.

     In October 2000, Super Shops changed its state of incorporation from Michigan to Delaware by means of a merger with and into MIA Acquisition Corp. a Delaware corporation formed on October 13, 2000 solely for the purpose of effecting the reincorporation.

     On February 11, 2002, Rene Larrave, our sole director and officer, acquired 4,500,000 shares of our common stock (or approximately 90% of the outstanding shares) for $4,500 or $.001 per share and MIA Acquisition Corp. changed its corporate name to Strategika, Inc. As a result of the stock purchase transaction, our current capitalization structure is as follows:

                                       Number of Shares        Number of Shares
                                        Before       %       After          %
                                      ----------   ----     -----------   ------

Rene Larrave                              0         0%      4,500,000     90.0%
All Other Stockholders                 500,508     100%       500,508     10.0%
                                       -------     ----     ----------    ------
...........................TOTAL        500,508     100%      5,000,508   100.0%


Business Plan

     General. We are a software and services company focused on developing and marketing comprehensive IT (information technology) security solutions to Global 2000 companies. Global 2000 companies are those with annualized revenues of greater than $1 billion. Although we have no product or serve offerings at this time, we anticipate that our "IT security solutions" will be comprehensive in nature and will attempt to cover all relevant aspects of IT security for our clients, including:

     o    Network security
     o    Application security
     o    System software security
     o    Data security
     o    Hardware security
     o    Access control

     Our products and services in these areas will include, but will not be limited to, the following:

     o    Software tools
     o    Automated monitoring tools
     o    Analytical frameworks
     o    Strategies and methods
     o    Monitoring services
     o    Support and implementation services
     o    Advisory services


     We believe that, when developed, Strategika's product and service offerings, including tools, methods, frameworks and general services, will be critical for our target market in light of an ever growing and interconnected world of computers and as a result of the proliferation of the Internet.

     We believe large corporations are taking full advantage of an increasingly interconnected global economy. In line with these developments, there are increased security threats stemming from ever more complex IT components such as system software, hardware, and networks. Complex operating system architectures with security issues, viruses, hackers, electronic eavesdropping, electronic fraud, lax trading partner security, system access breaches, encryption decoding, and many other threats provides us with what we believe to be a viable and attractive market for our products and services.

     Strategika's products and services will be created with an intent to be attractive to our target clients, companies with greater than $1 billion in annual revenues, because of the inherent complexity associated with having thousands of employees and networks/computers that span multiple locations, countries, and/or continents. For these companies, having a comprehensive set of tools, methods, and services to control and monitor their IT infrastructure we believe is critical to their success.

     Because of the rapid development and increased complexity of technology in general, and the associated security threats that come with these developments, companies may find it difficult and expensive to keep up. For such companies, it quickly becomes cost prohibitive to develop and maintain the required research and development (R&D) capabilities and the manpower required to identify, protect, and monitor there IT infrastructures. It is therefore this marketplace that we intend to service.

     There are two key drivers that we believe validate Strategika's value proposition for its intended market:

     o IT security breaches (and overall security threats) have led to a heightened awareness of the need to protect information and resources from unauthorized access, to guarantee the authenticity of information, and to protect IT infrastructures from network-based attacks.
     o The disciplines of network security, security engineering, and cryptography have matured to a point where practical and readily available applications and tools exist today.

     Strategika intends to provide a comprehensive set of products and services that take a holistic approach to IT security for our target market.

     Business Development. Strategika will derive its revenue from a subscription-based recurring revenue model that will offer up to the minute R&D capabilities and a set of comprehensive tools, methods, and services for a fixed monthly fee based on the size and complexity of the client's IT infrastructure. Fees will range from a minimum of $25,000 per month for a relatively simple IT environment to fees than can exceed $500,000 per month for large, complex environments. Contracts will be negotiated on a case-by-case basis based on the specific needs of each client. Pricing will be largely determined based on the number of people that will be dedicated to the account to deliver the negotiated service levels, the internally developed tools and methods that are to be used in the delivery of these services, and an assigned cost for our ongoing R&D capability. Our fees will be negotiated through yearly contracts.

     The following are some of the elements that will drive our pricing:

     o    Number of physical locations
     o    Number of employees
     o    Number of IP addresses
     o    Number of computers (servers, clients, etc.)
     o    Number of trading partners
     o    Level of network complexity
     o Variety of IT infrastructure (hardware brands, operating systems, network protocols, etc.)
     o    Current state of IT security infrastructure
     o    Skills, experience, and sophistication of IT staff
     o    Tolerance for risk
     o    Overall management requirements (i.e., expectations, reporting, etc.)
     o    Team size to deliver agreed upon SLA (service level agreement)

     Market. Our primary market will be companies with revenues greater than $1 billion. These companies usually have annual IT budgets that range from $50 million to more than $1 billion. The pricing of our subscription-based products and services from $25,000 to $500,000 per month will represent between 0.1% and 0.5% of overall IT budgets for these companies. Based on annual industry surveys of IT professionals, we believe that the trend is for IT organizations at these companies to spend up to 1% of their IT budgets in IT security and security related products and services in the next 2 to 3 years. As IT and networks continue to grow and become ubiquitous, the belief is that a comprehensive and robust IT security capability will no longer be an option, but a requirement for these companies.

     Furthermore, we believe our target companies are used to using and leveraging external IT consultants to secure the necessary talent when undertaking initiatives where the expertise in-house does not exist. The annual consulting services expenditures, including management consulting, contracting, and outsourcing services, at these companies ranges from 5% to 50% (between $3-5 million to greater than $500 million per year) of their total IT budgets. This propensity to use outside resources and a basic familiarity in managing external expertise and know-how should make our business development efforts with this audience more effective.


     Marketing Plan. Once we deliver our first set of products and services and our monitoring center (Security Operations Center or SOC) is fully operational, a dedicated business development function will be put in place. Directors of Business Development (DBDs) hired into this function will have the following profiles:

     o 20+ years of experience in information technology and technology consulting/services
     o Experience in the sale of complex, strategic, and highly customized technology solutions
     o    Experience in the sale of sizable contracts
     o Proven sales track record of $5 million annual sales for the last 2 years
     o    Experience in dealing and selling to Global 200 companies

     A typical sales quota will be $5 million per year. We envision the first DBD to be hired in the first quarter of 2003.

Competition

     Competition will most likely come from software companies, general IT services companies, and Outsourcing and Application Service Provider (ASP) companies.

     o Software companies in the IT security space have developed a myriad of tools and applications that are usually narrow in scope and usually developed to address specific IT security issues (e.g., data encryption, network firewalls, single signon software, etc.).
     o IT services companies offer services related to IT security usually around proprietary frameworks and/or approaches that have been developed either internally or through experience with other clients. These services companies tend to leverage tools and applications from third-party software vendors but generally do not offer ongoing monitoring and/or ongoing update services.
     o Outsourcing and ASP companies, because of the critical nature of the services they offer, usually have a very robust internal IT security capability. However, these IT security capabilities are usually only offered as part of the larger offering of outsourcing (for example, infrastructure operation, applications maintenance, help desk, and desktop services) and not as a standalone service.

     The following is a list of notable competitors in each of these three categories:



-------------------------  ----------------------------  ----------------------
   Software Companies         IT Services Companies        Outsourcing and ASP
                                                               Providers
-------------------------  ----------------------------  ----------------------
o    Microsoft             o    Deloitte Consulting      o    EDS
o    IBM/Lotus             o    KPMG                     o    ISSC
o    IBM                   o    PriceWaterhouseCoopers   o    Perot Systems
o    Computer Associates   o    Accenture                o    IBM
                           o    IBM Global Services      o    ACS
                           o    Proxicom
                           o    Sapient
                           o    Cognizant Solutions
-------------------------  ----------------------------  ----------------------

Operating Plan

     We have developed an operating and a human resources (HR) model that covers the following areas in detail:

     o    Structure and governance
     o    Corporate mission and principles
     o    Compensation and benefits
     o    Career paths and levels
     o    Expectations, performance reviews, mentoring and coaching
     o    Recruiting
     o    Detailed Policies and Procedures

     Structure and Governance. We will seek to increase the size of our Board of Directors from one to five members as soon as the first round of financing is completed and before the first set of products and services is ready to be released, projected to be in the fourth quarter of 2002. In addition to their standard governance responsibilities, it is our intention to carefully select industry recognized professionals that can add an added level of credibility with our clients.

     We also intend to establish senior level management positions to initially include:

     o    President and CEO

     o    Vice President of Research and Development

     o    Vice President of Marketing and Business Development

     o    Vice President of Operations


     Compensation and benefits. We anticipate implementing a three tiered compensation model as follows:

     o Base salary - above market compensation to attract the best available personnel
     o Profit sharing - to provide an incentive for group thinking and collaboration for the overall care and performance of the company. This will be a point-based system based on level and seniority at level. Points are budgeted at $600 per point if projected revenue and profitability targets are met. The Board of Directors will determine and approve the profitability targets each year. The following table outlines the company's profit sharing point allocation approach:

---------------------------- -------------------------- ------------------------
         Level                    Profit Sharing             Profit Sharing
                                  Points By Level          Points by Seniority
---------------------------- -------------------------- ------------------------
        Entry                            10
---------------------------- --------------------------
        Senior                           20
---------------------------- --------------------------   +3  points  per year
        Manager                          30               at   level   with  a
---------------------------- --------------------------   maximum     of     9
        Director                         40               seniority  points at
---------------------------- --------------------------   any one time
        Vice President                   50
---------------------------- --------------------------

     o Stock options - to provide an incentive for long-term value building thinking and commitment.

     Career Path and Levels. We will have three functional areas: R&D, Marketing and Sales, and Services. We intend to implement a career path with three levels and a management career path with two levels within each of these functional areas as follows:

---------------- -------- --------------- ------------------- ------------------
    Path           Level        R&D        Marketing and Sales     Services
---------------- -------- --------------- ------------------- ------------------
                  Entry     Engineer           Associate         Consultant
Core Career Path -------- --------------- ------------------- ------------------
                  Senior  Senior Engineer   Senior Associate   Senior Consultant
                 -------- --------------- ------------------- ------------------
                 Manager    Architect             DBM              Manager
---------------- -------- --------------- ------------------- ------------------
Management       Director    Director             DBD              Director
CareerPath       -------- --------------- ------------------- ------------------
                   VP          VP                 VP                 VP
---------------- -------- --------------- ------------------- ------------------

     We will measure performance against a well laid out expectations framework by functional area. This expectations framework lays out specific performance requirements by level along the following dimensions:

     o    Data collection and research skills
     o    Analytical skills
     o    Writing skills
     o    Presentation skills
     o    Leadership skills
     o    Recruiting contributions

     o    Staff development
     o    Administrative practices
     o    Personal characteristics
     o    Specific technical and functional skills
     o    Intellectual capital contributions
     o    External recognition
     o    Management skills


     To locate and attract qualified personnel, we will have three key sources for new talent: university recruiting, employee referrals, and external sources. The company will develop a strong employee referral bonus program to reward employees that refer high-caliber individuals to the company.

Capital Requirements

     Strategika currently has no revenue as it is beginning to develop its security R&D capability. The development of this R&D function is a critical component of our overall value proposition. We expect this to become the key differentiator and value provider for all products and services the company will eventually offer.

     We believe that it will take a team of five people approximately six months to develop a robust R&D capability with a minimum set of tools and methods to begin our marketing efforts. During this period, the company's Security Operations Center (SOC) will also be built and turned operational.

     We believe that we will need to raise total capital of approximately $3,000,000 to properly fund the business for a period of 12 months. This funding will cover:

     o    The development of the R&D capability
     o    The design and development of the SOC
     o The development and packaging of the first set of products and services
     o    The start of our marketing and business development efforts
     o    The recruiting of all key personnel
     o General and administrative expenses such as office space, furniture and equipment, supplies, legal and accounting, etc.

     It is anticipated that these funds will come from the private sale of our equity or debt securities. No offering has been undertaken and it is difficult for management to say that if an offering is initiated, that it will be
successful.   Without  this  level  of  funding  our  business  plan  cannot  be implemented.

 Key Partnerships

     We will continuously investigate and establish key partnerships with entities that will help in the pursuit of our business mission; however, no such partnerships are now in place nor are any being negotiated. We believe that we will not be able to effect such relationships until such time as we are delivering services to our target market. We hope to develop partnerships with the following:

     o Research entities such as universities and government entities (for example Carnegie Mellon's Software Engineering Institute and the Program Management Institute) to ensure up to date information and research is always available to the company's R&D function.
     o Software companies (for example, Microsoft, IBM/Lotus and Computer Associates) to ensure that we always leverage the best available tools in the market in the development of our product and service offerings.
     o Outsourcing companies (for example, Perot Systems and ACS) as a source of business when partnering in large outsourcing contracts where security is of utmost importance to the potential joint client

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

General

     We currently have no revenues, no operations and own no assets. We will rely on either funds raised from private sales of our securities to implement our business plan. Mr. Larrave is under no legal obligation to provide any capital to us. We can give no assurance that we will be able to raise any funds for our plan of operations. As such, we do not believe that an analysis of our financial condition since our inception would be meaningful.

     As of the date of this registration statement, we have been unable to determine the level of interest of any private investor of financial institution in our securities or proposed plan of operations. We believe that once we become a reporting company with the SEC, our ability to raise capital will be enhanced. To further enhance our capital raising efforts we have made application to have our securities quoted on the OTC Bulletin Board. We will not be eligible to have our securities quoted on the OTC Bulletin Board until such time as the SEC has concluded its review of this Registration Statement. If we are unable to secure financing within the next six months, we will be forced to reevaluate the viability of our business plan, which may result in us completely abandoning our proposed plan of operations.

     Our expenses are presently nominal, and until such time as we complete a private placement of securities, our sole officer and director, Rene Larrave, intends to provide the necessary working capital to meet our operating expenses, but he is under no legal obligation to do so.

     Our certificate of incorporation authorizes the issuance of up to 10 million shares of preferred stock. Our ability to issue preferred stock may limit our ability to obtain debt or equity financing as well as impede potential takeover of our Company, which takeover may be in the best interest of our stockholders. Also, we have approximately 34,999,492 shares which are authorized, but which are as yet unissued. Our ability to issue these authorized but unissued securities may also negatively impact our ability to raise additional capital through the sale of our debt or equity securities.

     As stated in our auditor's report attached to the financial statements constituting part of this registration statement, substantial doubt exists about our ability to continue as a going concern.

ITEM 3.  DESCRIPTION OF PROPERTY

     We have no corporate office space under lease at this time. We currently operate out of office space at 300 Crescent Court, Suite 1100, Dallas, Texas 75201 which has been provided to us by our sole officer and director. The cost associated with the use of this office space is deemed by us to be immaterial. Mr. Larrave is under no obligation to provide rent-free office space to our company. We neither pay nor are we under any obligation to pay rent to Mr. Larrave. We will seek to move our operations to a suitable leased facility if we are able to raise at least $3,000,000 of capital from private investors.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The table below sets forth, as of April 30, 2002, certain information with respect to the beneficial ownership of our common stock by each person who we know to be beneficial owner of more than 5% of any class or series of our capital stock, each of the directors and executive officers individually, and all directors and executive officers as a group.

              Name(1)                     Shares           Percentage of
                                       Beneficially           Shares
                                           Owned         Beneficially Owed
------------------------------------ ------------------ --------------------
Rene Larrave                             4,500,000              90%
Executive officers and directors
as a group (one person)                  4,500,000              90%
---------------
(1) Unless otherwise indicated, each person named in this table has sole voting and investment power with respect to the shares beneficially owned. Also, unless otherwise indicated, the address of each beneficial owner identified below is c/o Strategika, Inc., 300 Crescent Court, Suite 1100, Dallas, Texas 75201.

     We currently have 5,000,508 outstanding shares of common stock of which 500,508 shares are owned by approximately 982 persons. The remaining 4,500,000 shares are owned by our principal stockholder as noted in the above table.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers

     The following sets forth information concerning our sole officer and director, including his age, present principal occupation and other business experience during the last five years, memberships on committees of the board of directors and directorships in other publicly-held companies.

     Name                 Age               Position with Strategika
---------------          -----          ----------------------------------
Rene Larrave               40           President, Secretary and Director

     Rene Larrave, has been the President, Secretary and sole director of our company since February 11, 2002. Mr. Larrave was neither an officer, director, nor general partner of Super Shops prior to or at the time it sought bankruptcy protection. Mr. Larrave has over twenty years of management and consulting experience in areas that include business strategy, business process redesign and information technology in various industries. From April 1996 to late 2001 Mr. Larrave served as President, Chief Executive Officer and was the founder of Tactica. Tactica, which was acquired by a subsidiary of Hitachi in late 2001, is a private professional services company that specializes in the use of leading technologies to enable business strategy. Prior to Tactica, Mr. Larrave served as a principal with Booz, Allen & Hamilton in its London and Dallas offices. Mr. Larrave was instrumental in developing this entity's information technology consulting business in Europe. Mr. Larrave has held Computer Science, Electric Engineering and Business teaching positions at the University of Texas at Austin and Monterrey Institute of Technology. Mr. Larrave has an MBA from the University of Texas at Austin and a BS in Computer Science and Electrical Engineering from Ohio State University and Monterrey Institute of Technology.

     Our   directors   hold  office  until  the  next  annual   meeting  of  our
stockholders, and until there successors have been elected and qualified. Officers serve at the discretion of our Board of Directors.

Committees of the Board of Directors

     Our Board of Directors does not have any committees at this time.

ITEM 6.  EXECUTIVE COMPENSATION

Executive Officers

     Our Board appoints the executive officers to serve at the discretion of the Board. Rene Larrave is our sole officer and director. Our directors receive no compensation for serving on the Board. We intend to reimburse non-employee directors for travel and other expenses incurred in connection with attending the Board meetings.

Executive Compensation

     Rene Larrave has received no compensation nor have we accrued any cash or non-cash compensation for his services since he was elected as an officer and director. Mr. Larrave will receive no compensation for his services until we raise at least $3,000,000 from private investors or we achieve at least $300,000 net income from operations. Mr. Larrave's initial compensation will not exceed $300,000 annually.

     We do not have any employment or consulting agreements with any parties nor do we have a stock option plan.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     To our knowledge, there are no relationships or transactions that require disclosure.

ITEM 8.  DESCRIPTION OF SECURITIES

Capital Stock

     Our authorized capital stock consists of 40 million shares of common stock and 10 million shares of preferred stock. Each share of common stock entitles a stockholder to one vote on all matters upon which stockholders are permitted to vote. No stockholder has any preemptive right or other similar right to purchase or subscribe for any additional securities issued by us, and no stockholder has any right to convert the common stock into other securities. No shares of common stock are subject to redemption or any sinking fund provisions. All the outstanding shares of our common stock are fully paid and non-assessable. Subject to the rights of the holders of the preferred stock, if any, our stockholders of common stock are entitled to dividends when, as and if declared by the Board from funds legally available therefor and, upon liquidation, to a pro-rata share in any distribution to stockholders. We do not anticipate declaring or paying any cash dividends on our common stock in the year 2002 or in the foreseeable future.

     Pursuant to our certificate of incorporation, the Board has the authority, without further stockholder approval, to provide for the issuance of up to 10 million shares of our preferred stock in one or more series and to determine the dividend rights, conversion rights, voting rights, rights in terms of redemption, liquidation preferences, the number of shares constituting any such series and the designation of such series. Our Board has the power to afford preferences, powers and rights (including voting rights) to the holders of any preferred stock preferences, such rights and preferences being senior to the rights of holders of common stock. No shares of our preferred stock are currently outstanding. Although we have no present intention to issue any shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, may have the effect of delaying, deferring or preventing a change in control of our company.

Provisions Having A Possible Anti-Takeover Effect

     Our Certificate of Incorporation and Bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our Board and in the policies formulated by the Board and to discourage certain types of transactions which may involve an actual or threatened change of control of the Company. In addition, the Board has the authority, without further action by our stockholders, to issue up to 10 million shares of our preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. The issuance of our preferred stock or additional shares of common stock could adversely affect the voting power of the holders of common stock and could have the effect of delaying, deferring or preventing a change in our control.

                             ADDITIONAL INFORMATION

     Statements contained in this registration statement regarding the contents of any contract or any other document are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or other document filed as an exhibit to the registration statement. As a result of this registration statement, we will be subject to the informational requirements of the Securities Exchange Act of 1934 and, consequently, will be required to file annual and quarterly reports, proxy statements and other information with the SEC. The registration statement, including exhibits, may be inspected without charge at the SEC's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, 450 Fifth Street, NW, Washington, D.C. 20549 upon payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1.800.SEC.0330. The SEC maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with it. The address of the SEC's Website is http://www.sec.gov.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS;
                                   MARKET DATA

     This registration statement contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Forward-looking statements are speculative and uncertain and not based on historical facts. Because forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including those discussed under "Management's
Discussion and Analysis of Financial Condition or Plan of Operation" and "Description of Business."

         Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The reader is advised to consult any further disclosures made on related subjects in our future SEC filings.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

     There is not an established active public market for our common stock. No assurance can be given that an active market will exist for our common stock. We are filing this registration statement on Form 10-SB for the purpose of enabling our common stock to commence trading on the NASD OTC Bulletin Board. T.R. Winston & Company, Inc. has agreed to make an application to the National Association of Securities Dealers, Inc., or NASD to have our securities quoted on the OTC Bulletin Board. Our application for trading our common stock on the OTC Bulletin Board will not be approved until this registration statement is effective. Except as disclosed herein, we have not nor has any one acting on our behalf engaged in any preliminary discussions or entered into any understanding or agreements with any market maker regarding participation in a future trading market for our securities.

     Holders. As of April 30, 2002, there were a total of 5,000,508 shares of our common stock outstanding, held by approximately 983 stockholders of record.

     Dividends. We have not declared any dividends on our common stock since inception and do not intend to pay dividends on our common stock in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

     We are not a party to any legal proceedings.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING DISCLOSURE

     None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     Pursuant to the Plan of Reorganization, all of our outstanding capital stock as of the date of our bankruptcy petition (November 15, 1999) was canceled. Pursuant to the Plan of Reorganization, we issued an aggregate of 500,508 shares of our common stock to certain of our creditors and holders of administrative claims. Such shares were issued in accordance with Section 1145 under the United States Bankruptcy Code and the transaction was thus exempt from the registration requirements of Section 5 of the Securities Act of 1933 (the "Securities Act").

     On February 11, 2002, we entered into a Stock Purchase Agreement with Rene Larrave pursuant to which Mr. Larrave purchased 4,500,000 shares of our common stock for $4,500. We relied on Section 4(2) of the Securities Act because the transaction did not involve a public offering and was therefore exempt from the registration requirements of the Securities Act. No underwriters were used in connection with this transaction.

ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

     We have the authority under the Delaware General Corporation Law to indemnify our directors and officers to the extent provided for in such statute. Set forth below is a discussion of Delaware law regarding indemnification which we believe discloses the material aspects of such law on this subject. The Delaware law provides, in part, that a corporation may indemnify a director or officer or other person who was, is or is threatened to be made a named defendant or respondent in a proceeding because such person is or was a director, officer, employee or agent of the corporation, if it is determined that such person:

     o    conducted himself in good faith;

     o reasonably believed, in the case of conduct in his official capacity as a director or officer of the corporation, that his conduct was in the corporation's best interest and, in all other cases, that his conduct was at least not opposed to the corporation's best interests; and

     o in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful.

     A corporation may indemnify a person under the Delaware law against judgments, penalties, including excise and similar taxes, fines, settlement, unreasonable expenses actually incurred by the person in connection with the proceeding. If the person is found liable to the corporation or is found liable on the basis that personal benefit was improperly received by the person, the indemnification is limited to reasonable expenses actually incurred by the person in connection with the proceeding, and shall not be made in respect of any proceeding in which the person shall have been found liable for willful or intentional misconduct in the performance of his duty to the corporation. The corporation may also pay or reimburse expenses incurred by a person in connection with his appearance as witness or other participation in a proceeding at a time when he is not a named defendant or respondent in the proceeding.

     Our Certificate of Incorporation provides that none of our directors shall be personally liable to use or our stockholders for monetary damages for an act or omission in such directors' capacity as a director; provided, however, that the liability of such director is not limited to the extent that such director is found liable for (a) a breach of the directors' duty of loyalty to us or our stockholders, (b) an act or omission not in good faith that constitutes a breach of duty of the director to us or an act or omission that involves intentional misconduct or a knowing violation of the law, (c) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office, or (d) an act or omission for which the liability of the director is expressly provided under Delaware law. Limitations on liability provided for in our Certificate of Incorporation do not restrict the availability of non-monetary remedies and do not affect a director's responsibility under any other law, such as the federal securities laws or state or federal environmental laws.

     We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as executive officers and directors. The inclusion of these provisions in our Certificate of Incorporation may have the effect of reducing a likelihood of derivative litigation against our directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of case, even though such an action, if successful, might otherwise have benefited us or our stockholders.

     Our Bylaws provide that our officers and directors shall be indemnified and held harmless by us from and against any judgments, penalties (including excise taxes), fines, amounts paid in settlement and reasonable expenses (including court costs and attorneys' fees) actually incurred by such persons in connection with all threatened, pending or completed actions, claims, suits or proceedings; provided, however, that it must be determined that such officer or director acted in good faith and reasonably believed (1) that in the case of conduct in his official capacity on behalf of us that his conduct was in our best interest,
(2) in all other cases that his conduct was not opposed to our best interests, and (3) with respect to any proceeding which is a criminal action, that he had no reasonable cause to believe that his conduct was unlawful. However, in the event a determination is made that an officer or director is liable to us or is found liable on the basis that personal benefit was improperly received by such person, such indemnification is limited to reasonable expenses actually incurred by such person in connection with the proceeding and shall not be made in respect of any proceeding in which such person shall have been found liable for willful or intentional misconduct in the performance of his duty to the corporation. Any indemnification under our Bylaws shall be made by us only upon a determination that indemnification of such person is proper, such determination to be made by a majority vote of a quorum consisting of Directors who at the time of the vote are not named defendants or respondents in such proceeding, or in the alternative by special legal counsel and/or the stockholders of the corporation, as described in our Bylaws.

                                    PART F/S

     The financial information beginning on page F-1 hereof is provided in accordance with the requirements of Item 310 of Regulation S-B.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS

     See attached Index to Exhibits.

ITEM 2.  DESCRIPTION OF EXHIBITS

     The  following  documents  are  filed  as  exhibits  to  this  Registration
Statement

  Exhibit
  Number                            Description of Exhibit
----------  --------------------------------------------------------------------

   3.1*     Certificate of Incorporation of MIA Acquisition Corp.
   3.2*     Bylaws of MIA Acquisition Corp.
   3.3*     Certificate  of Amendment to  Certificate  of  Incorporation  of MIA
            Acquisition Corp.
   4.1*     Form of  Certificate  Evidencing  Ownership of  Registrant's  Common
            Stock.
   10.1*    Stock  Purchase  Agreement  dated  February 11, 2002, by and between
            Rene Larrave and MIA Acquisition Corp.

* Previously filed as filed as an exhibit to the Company's Registration Statement on Form 10-SB dated March 7, 2002.

                                   SIGNATURES

     In accordance with Section 12 of the Exchange Act, the Company caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            STRATEGIKA, INC.


DATE:  July 18, 2002                        By:       /s/ Rene Larrave
                                               ---------------------------------
                                               Rene Larrave, President and Chief
                                               Accounting Officer

                                STRATEGIKA, INC.
                        (formerly MIA Acquisition Corp.)
                        (a development stage enterprise)

                          INDEX TO FINANCIAL STATEMENTS



                                                                            Page
                                                                            ----

Report of Independent Certified Public Accountants                           F-3

Financial Statements

   Balance Sheets
     as of April 30, 2002, December 31, 2001 and 2000                        F-4

   Statements of Operations and Comprehensive Income
     for the period from January 1, 2002 through April 30, 2002 and for the year ended December 31, 2001 and
     for the period from July 31, 2000 (date of bankruptcy
       settlement) through December 31, 2000                                 F-5

   Statement of Changes in Stockholders' Equity
     for the period from July 31, 2000 (date of bankruptcy
       settlement) through April 30, 2002                                    F-6

   Statements of Cash Flows
     for the period from January 1, 2002 through April 30, 2002 and for the year ended December 31, 2001 and
     for the period from July 31, 2000 (date of bankruptcy
       settlement) through December 31, 2000                                 F-7

   Notes to Financial Statements                                             F-8

S. W. HATFIELD, CPA
certified public accountants

Member:    Texas Society of Certified Public Accountants
           Press Club of Dallas

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
               --------------------------------------------------


Board of Directors and Stockholders
Strategika, Inc.
   (formerly MIA Acquisition Corp.)

We have audited the accompanying balance sheets of Strategika, Inc. (formerly MIA Acquisition Corp.) (a Delaware corporation and a development stage enterprise) as of April 30, 2002, December 31, 2001 and 2000, and the related statements of operations and comprehensive income, changes in stockholders' equity and cash flows for the period from January 1, 2002 through April 30, 2002, for the year ended December 31, 2001, for the period from July 31, 2000 (date of bankruptcy settlement) through December 31, 2000 and for the period from July 31, 2000 (date of bankruptcy settlement) through April 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Strategika, Inc. (formerly MIA Acquisition Corp.) (a development stage enterprise) as of April 30, 2002, December 31, 2001 and 2000, and the results of its operations and its cash flows for the period January 1, 2002 through April 30, 2002, for the year ended December 31, 2001, for the period from July 31, 2000 (date of bankruptcy settlement) through December 31, 2000 and for the period from July 31, 2000 (date of bankruptcy settlement) through April 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note C to the financial statements, the Company has no viable operations or significant assets and may become dependent upon significant stockholders to provide sufficient working capital to maintain the integrity of the corporate entity. These circumstances create substantial doubt about the Company's ability to continue as a going concern and are discussed in Note C. The financial statements do not contain any adjustments that might result from the outcome of these uncertainties.



                                                        S. W. HATFIELD, CPA
Dallas, Texas
May 3, 2002

                      Use our past to assist your future sm

P. O. Box 820395                               9002 Green Oaks Circle, 2nd Floor
Dallas, Texas  75382-0395                               Dallas, Texas 75243-7212
214-342-9635 (voice)                                          (fax) 214-342-9601
800-244-0639                                                      SWHCPA@aol.com


                                STRATEGIKA, INC.
                        (formerly MIA Acquisition Corp.)
                        (a development stage enterprise)
                                 BALANCE SHEETS
                   April 30, 2002, December 31, 2001 and 2000


                                                             April 30,     December 31,    December 31,
                                                                2002            2001            2000
                                                           ------------    ------------    ------------
                                     ASSETS
                                     ------
Current Assets
   Cash on hand and in bank                                $      4,500    $       --      $       --
   Due from controlling stockholder                                --              --             1,488
                                                           ------------    ------------    ------------

     Total Assets                                          $      4,500    $       --      $      1,488
                                                           ============    ============    ============


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

Current Liabilities
   Due to controlling stockholder                          $        552    $        552    $       --
                                                           ------------    ------------    ------------

Stockholders' Equity Preferred stock - $0.001 par value
     10,000,000 shares authorized
     None issued and outstanding                                   --              --              --
   Common stock - $0.001 par value
     40,000,000 shares authorized
     5,000,508, 500,508 and 500,508
     shares issued and outstanding                                5,001             501             501
   Additional paid-in capital                                     1,999           1,999           1,999
   Deficit accumulated during the development stage              (3,052)         (3,052)         (1,012)
                                                           ------------    ------------    ------------

     Total Stockholders' Equity                                   3,948            (552)          1,488
                                                           ------------    ------------    ------------

     Total Liabilities and Stockholders' Equity            $      4,500    $       --      $      1,488
                                                           ============    ============    ============


   The accompanying notes are an integral part of these financial statements.


                                STRATEGIKA, INC.
                        (formerly MIA Acquisition Corp.)
                        (a development stage enterprise)
                 STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS
             Period from January 1, 2002 through April 30, 2002 and
                        Year ended December 31, 2001 and
        Period from July 31, 2000 (date of bankruptcy settlement) through
 December 31, 2000 and Period from July 31, 2000 (date of bankruptcy settlement)
                             through April 30, 2002


                                                                         Period from      Period from
                                                                        July 31, 2000     July 31, 2000
                                       Period from                          (date of         (date of
                                        January 1,                        bankruptcy       bankruptcy
                                           2002                           settlement)      settlement)
                                         through        Year ended          through           through
                                        April 30,      December 31,      December 31,        April 30,
                                            2002             2001              2000              2002
                                      -------------   --------------    --------------    --------------

Revenues                              $        --     $         --      $         --      $         --
                                      -------------   --------------    --------------    --------------

Operating expenses
   Reorganization expenses                     --                457             1,012             1,469
   Registration fees                           --              1,166              --               1,166
   Professional fees                           --                417              --                 417
                                      -------------   --------------    --------------    --------------
     Total operating expenses                  --              2,040             1,012             3,052
                                      -------------   --------------    --------------    --------------

Loss from operations                           --             (2,040)           (1,012)           (3,052)

Provision for income taxes                     --               --                --                --
                                      -------------   --------------    --------------    --------------

Net Loss                                       --             (2,040)           (1,012)           (3,052)

Other comprehensive income                     --               --                --                --
                                      -------------   --------------    --------------    --------------

Comprehensive Loss                    $       (--)    $       (2,040)   $       (1,012)   $       (3,052)
                                      =============   ==============    ==============    ==============

Loss per weighted-average share
   of common stock outstanding,
   computed on net loss - basic and
   fully diluted                                nil              nil               nil               nil
                                      =============   ==============    ==============    ==============

Weighted-average number of shares
   of common stock outstanding -
   basic and fully diluted                3,463,008          500,508           500,508         1,057,718
                                      =============   ==============    ==============    ==============

   The accompanying notes are an integral part of these financial statements.
                                                                             F-4

                                STRATEGIKA, INC.
                        (formerly MIA Acquisition Corp.)
                        (a development stage enterprise)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
            Period from July 31, 2000 (date of bankruptcy settlement)
                             through April 30, 2002



                                                                             Deficit
                                                                           accumulated
                                       Common Stock           Additional   during the
                                 -------------------------     paid-in     development
                                    Shares        Amount       capital        stage          Total
                                 -----------   -----------   -----------   -----------    -----------
Stock issued at par value at
   bankruptcy settlement
   for settlement of unsecured
   creditor claims on July 31,
   2000 as established by
   the Bankruptcy Court              500,508   $       501   $     1,999   $      --      $     2,500

Net loss for the period                 --            --            --          (1,012)        (1,012)
                                 -----------   -----------   -----------   -----------    -----------


Balances at
   December 31, 2000                 500,508           501         1,999        (1,012)         1,488

Net loss for the year                   --            --            --          (2,040)        (2,040)
                                 -----------   -----------   -----------   -----------    -----------


Balances at
   December 31, 2001                 500,508           501         1,999        (3,052)          (552)

February 11, 2002 private
   placement sale of
   common stock at par
   value for cash                  4,500,000         4,500          --            --            4,500


Net loss for the period                 --            --            --            --             --
                                 -----------   -----------   -----------   -----------    -----------



Balances at
   April 30, 2002                  5,000,508   $     5,001   $     1,999   $    (3,052)   $     3,948
                                 ===========   ===========   ===========   ===========    ===========




   The accompanying notes are an integral part of these financial statements.
                                                                             F-5


                                STRATEGIKA, INC.
                        (formerly MIA Acquisition Corp.)
                        (a development stage enterprise)
                            STATEMENTS OF CASH FLOWS
             Period from January 1, 2002 through April 30, 2002 and
                        Year ended December 31, 2001 and
        Period from July 31, 2000 (date of bankruptcy settlement) through
 December 31, 2000 and Period from July 31, 2000 (date of bankruptcy settlement)
                             through April 30, 2002


                                                                              Period from       Period from
                                                                             July 31, 2000     July 31, 2000
                                           Period from                         (date of          (date of
                                            January 1,                        bankruptcy        bankruptcy
                                                2002                          settlement)       settlement)
                                              through        Year ended         through            through
                                             April 30,      December 31,      December 31,        April 30,
                                                 2002             2001              2000              2002
                                          --------------   --------------    --------------    --------------
Cash Flows from
   Operating Activities
   Net loss for the period                 $         --     $       (2,040)   $       (1,012)   $       (3,052)
   Adjustments to reconcile
     net loss to net cash
     provided by operating activities                --               --                --                --
                                           --------------   --------------    --------------    --------------
Net cash used in
   operating activities                              --             (2,040)           (1,012)           (3,052)
                                           --------------   --------------    --------------    --------------

Cash Flows from
   Investing Activities                              --               --                --                --
                                           --------------   --------------    --------------    --------------

Cash Flows from
   Financing Activities
   Proceeds from private placement
     sale of common stock                           4,500             --                --               4,500
   Amounts advanced by former
     majority stockholder                            --              2,040             1,012             3,052
                                           --------------   --------------    --------------    --------------
Net cash provided
   by financing activities                          4,500            2,040             1,012             7,552
                                           --------------   --------------    --------------    --------------

Increase in Cash                                    4,500             --                --               4,500

Cash at beginning of period                          --               --                --                --
                                           --------------   --------------    --------------    --------------

Cash at end of period                      $        4,500   $         --      $         --      $        4,500
                                           ==============   ==============    ==============    ==============

Supplemental Disclosure of
   Interest and Income Taxes Paid
     Interest paid during the period       $         --     $         --      $         --      $         --
                                           ==============   ==============    ==============    ==============
     Income taxes paid during the period   $         --     $         --      $         --      $         --
                                           ==============   ==============    ==============    ==============

Supplemental Disclosure of Non-Cash
   Investing and Financing Activities
     Recapitalization funded by
       former controlling stockholder      $         --     $         --      $        2,500    $        2,500
                                           ==============   ==============    ==============    ==============



   The accompanying notes are an integral part of these financial statements.
                                                                             F-6

                                STRATEGIKA, INC.
                        (formerly MIA Acquisition Corp.)
                        (a development stage enterprise)

                          NOTES TO FINANCIAL STATEMENTS


Note A - Background and Description of Business

Strategika, Inc. (Company) was initially incorporated on July 13, 1990 as Super Shops, Inc. under the laws of the State of Michigan.

In October 2000, the Company changed its state of incorporation from Michigan to Delaware by means of a merger with and into a Delaware corporation formed on October 13, 2000 solely for the purpose of effecting the reincorporation. The Certificate of Incorporation and Bylaws of the Delaware corporation are the Certificate of Incorporation and Bylaws of the surviving corporation. Such Certificate of Incorporation changed the Company's name to MIA Acquisition Corp. and modified the Company's capital structure to allow for the issuance of 50,000,000 total equity shares consisting of 10,000,000 shares of preferred stock and 40,000,000 shares of common stock. Both classes of stock have a par value of $0.001 per share.

On February 11, 2002, in connection with a change in control transaction, the Company's corporate name was changed to Strategika, Inc.

The Company's emergence from Chapter 11 of Title 11 of the United States Code on July 31, 2000 created the combination of a change in majority ownership and voting control - that is, loss of control by the then-existing shareholders, a court-approved reorganization, and a reliable measure of the entity's fair value
- resulting in a fresh start, creating, in substance, a new reporting entity. Accordingly, the Company, post bankruptcy, has no significant assets, liabilities nor operating activities. Therefore, the Company, as a new reporting entity, qualifies as a "development stage enterprise" as defined in Statement of Financial Accounting Standard No. 7, as amended. As approved in the Plan, the Company's principal business activity is to seek a suitable reverse acquisition candidate through acquisition, merger or other suitable business combination method.

The Company follows the accrual basis of accounting in accordance with generally accepted accounting principles and has a year-end of December 31.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


Note B - Bankruptcy Action

On September 19, 1997, the Company filed for protection under Chapter 11 of the Federal Bankruptcy Act in the United States Bankruptcy Court, Central District
of  California  -  Los  Angeles  Division   (Bankruptcy  Court).

The Company's bankruptcy action was consolidated into a single action with seven related entities. All assets, liabilities and other claims against the Company and the seven affiliated entities were combined by the Bankruptcy Court for the purpose of distribution of funds to creditors. Otherwise, each of the entities otherwise remained separate legal corporate entities.

The Debtors' Amended Joint Plan of Reorganization As Of November 15, 1999 (Plan) was approved by the Bankruptcy Court on July 27, 2000 and entered on July 31, 2000. During the period from September 19, 1997 through July 31, 2000 (the entered date of the Plan), all secured claims and/or administrative claims during this period were satisfied through either direct payment or negotiation.

                                STRATEGIKA, INC.
                        (formerly MIA Acquisition Corp.)
                        (a development stage enterprise)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


Note B - Bankruptcy Action

The Plan, which contemplated the Company entering into a reverse merger transaction, provided that all unsecured creditors and Halter Financial Group, Inc. would receive "new" shares of the Company's post-reorganization common stock, pursuant to Section 1145(a) of the Bankruptcy Code and Section 4(2) of The Securities Act of 1933, respectively. As a result of the Plan's approval, all liens, security interests, encumbrances and other interests, as defined in the Plan, attached to the creditor's trust. Specific injunctions prohibit any of these claims from being asserted against the Company prior to the contemplated reverse merger. The February 11, 2002 change in control transaction complied with the Bankruptcy Court's requirements for a reverse merger transaction and a final letter of discharge from bankruptcy was issued on March 4, 2002.

The Plan's cancellation of all issued and outstanding shares of common stock at the date of the bankruptcy filing and the Plan's issuance of "new" shares of the reorganized entity caused an issuance of shares of common stock and a related change of control of the Company with more than 50.0% of the "new" shares being held by persons and/or entities which were not pre-bankruptcy stockholders. Accordingly, per the American Institute of Certified Public Accountants' Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code", change in control involving more than 50.0% of the "new" shares being held by persons and/or entities which were not pre-bankruptcy stockholders, qualified the Company to adopt "fresh-start" accounting as of the bankruptcy discharge date whereby only the continuing assets and liabilities of the Company were restated to the fair market value. As of July 31, 2000, by virtue of the confirmed Plan, the only asset of the Company was $2.500 in cash due from Halter Financial Group, Inc. for the recapitalization of the Company, inclusive of all "new" shares issued per the authorization of the Bankruptcy Court.


Note C - Going Concern Uncertainty

The Company's then-controlling stockholder maintained the corporate status of the Company and provided all nominal working capital support on the Company's behalf from the bankruptcy discharge date through a change in control transaction on February 11, 2002.

On February 11, 2002, concurrent with a change in control, the Company initiated a new business plan to become a software and services company focused on developing and marketing comprehensive IT (information technology) security solutions to Global 2000 companies. Global 2000 companies are those with annualized revenues of greater than $1 billion. The Company's proposed "IT security solutions" are intended to be comprehensive in nature and will attempt to cover all relevant aspects of IT security for our clients.

The Company's continued existence is dependent upon its ability to generate sufficient cash flows from operations to support its daily operations as well as provide sufficient resources to retire existing liabilities and obligations on a timely basis. Further, the Company faces considerable risk in each of it's business plan steps, including difficulty of hiring or engaging competent personnel, development of our software product and a potential shortfall of funding due to our inability to raise capital in the equity securities market.

                                STRATEGIKA, INC.
                        (formerly MIA Acquisition Corp.)
                        (a development stage enterprise)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


Note C - Going Concern Uncertainty - Continued

The Company remains dependent upon additional external sources of financing; including being dependent upon its management and/or significant stockholders to provide sufficient working capital in excess of the Company's initial capitalization to preserve the integrity of the corporate entity.

The Company anticipates offering future sales of equity securities. However, there is no assurance that the Company will be able to obtain additional funding through the sales of additional equity securities or, that such funding, if available, will be obtained on terms favorable to or affordable by the Company.

If no additional operating capital is received during the next twelve months, the Company will be forced to rely on existing cash in the bank and additional funds loaned by management and/or significant stockholders. In the event, the Company is unable to generate sufficient cash flow to repay advances from management and/or significant stockholders, the party advancing funds may elect to take title to any of the Company's future software products to satisfy this debt. An action of this type would significantly negatively impact the Company's ongoing operations.

The Company's certificate of incorporation authorizes the issuance of up to 10 million shares of preferred stock. The Company's ability to issue preferred stock may limit the Company's ability to obtain debt or equity financing as well as impede potential takeover of the Company, which takeover may be in the best interest of stockholders. Also, we have approximately 34,999,492 shares of common stock which are authorized, but which are as yet unissued. The Company's ability to issue these authorized but unissued securities may also negatively impact our ability to raise additional capital through the sale of our debt or equity securities.

If the Company is unsuccessful in raising sufficient capital to complete it's business plan and develop the envisioned software, the Company may have to revise its current business plan or abandon this business plan completely. In which case, the Company may seek an acquisition or merger with a private operating company which offers an opportunity for growth and possible appreciation of our stockholders' investment in the then issued and outstanding common stock. However, there is no assurance that the Company will be able to successfully consummate an acquisition or merger with a private operating company or, if successful, that any acquisition or merger will result in the appreciation of our stockholders' investment in the then outstanding common stock.

It is the intent of management and significant stockholders to provide sufficient working capital necessary to support and preserve the integrity of the corporate entity. However, no formal commitments or arrangements to advance or loan funds to the Company or repay any such advances or loans exist. There is no legal obligation for either management or significant stockholders to provide additional future funding.

In such a restricted cash flow scenario, the Company would be unable to complete our business plan steps, and would, instead, delay all cash intensive activities. Without necessary cash flow, the Company may become dormant during the next twelve months, or until such time as necessary funds could be raised in the equity securities market.

The Company has a limited operating history, minimal cash on hand, no profit and operates a business plan with inherent risk. Because of these factors, the Company's auditors have issued an audit opinion on the Company's financial statements which includes a statement describing our going concern status. This means, in the auditor's opinion, substantial doubt about our ability to continue as a going concern exists at the date of their opinion.

                                STRATEGIKA, INC.
                        (formerly MIA Acquisition Corp.)
                        (a development stage enterprise)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


Note C - Going Concern Uncertainty - Continued

While the Company is of the opinion that good faith estimates of the Company's ability to secure additional capital in the future to reach our goals have been made, there is no guarantee that the Company will receive sufficient funding to sustain operations or implement any future business plan steps.


Note D - Summary of Significant Accounting Policies

1.   Cash and cash equivalents
     -------------------------

     The Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

2.   Income taxes
     ------------

     For periods prior to July 31, 2000, the Company was a component of a consolidated Federal Income Tax Return consisting of the Company and other affiliated entities. For all periods subsequent to July 31, 2000, the Company files a separate Federal Income Tax Return.

     The Company uses the asset and liability method of accounting for income taxes. At April 30, 2002, December 31, 2001 and 2001, respectively, the deferred tax asset and deferred tax liability accounts, as recorded when material to the financial statements, are entirely the result of temporary differences. Temporary differences represent differences in the recognition of assets and liabilities for tax and financial reporting purposes, primarily accumulated depreciation and amortization, allowance for doubtful accounts and vacation accruals.

     Due to the provisions of Internal Revenue Code Section 338, the Company will have no net operating loss carryforwards available to offset financial statement or tax return taxable income in future periods as a result of a change in control involving 50 percentage points or more of the issued and outstanding securities of the Company.

3.   Income (Loss) per share
     -----------------------

     Basic  earnings  (loss) per share is computed  by  dividing  the net income
     (loss) by the weighted-average number of shares of common stock and common stock equivalents (primarily outstanding options and warrants). Common stock equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options and warrants, using the treasury stock method. The calculation of fully diluted earnings (loss) per share assumes the dilutive effect of the exercise of outstanding options and warrants at either the beginning of the respective period presented or the date of issuance, whichever is later. As of December 31, 2001 and 2000, respectively, the Company has no outstanding warrants and options.

                                STRATEGIKA, INC.
                        (formerly MIA Acquisition Corp.)
                        (a development stage enterprise)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


Note E - Capital Stock Transactions

Pursuant to the Debtor's Amended Joint Plan of Reorganization As Of November 15, 1999 (Plan), affirmed by the U. S. Bankruptcy Court - Central District of California - Los Angeles Division on July 27, 2000, the Company "will include the issuance of a sufficient number of Plan shares to meet the requirements of the Plan. Such number is estimated to be approximately 500,000 Plan Shares of each Post Confirmation Debtor. The Plan Shares shall all be of the same class. The Plan Shares will be issued ... as soon as practicable after the Creditors [sic] Trustee has determined all Allowed Class 5 Unsecured Claims and calculated the exact number of Plan Shares to be issued tp [Halter Financial Group, Inc.]
and the holders of Allowed Class 5 Unsecured Claims...."

Approximately 65.0% of the Plan Shares were issued to Halter Financial Group, Inc. in exchange for the release of its Allowed Administrative Claims and for the performance of certain services and the payment of certain fees related to the anticipated reverse merger or acquisition transactions described in the Plan.

The remaining 35.0% of the Plan Shares were issued to holders of Allowed Unsecured Claims on a Pro Rata basis. No fractional Plan Shares will be issued. One full share will be issued in lieu of any fractional share.

All unsecured creditors and Halter Financial Group, Inc. received an aggregate of approximately 500,508 "new" shares of common stock in settlement of all unpaid pre-confirmation obligations of the Company and/or the bankruptcy trust.

On February 11, 2002, the Company sold 4,500,000 shares of restricted, unregistered common stock to an unrelated individual for gross proceeds of $4,500 cash to support short-term working capital requirements. The Company relied upon Section 4(2) of The Securities Act of 1933 (`33 Act) because this transaction did not involve a public offering and was, therefore, exempt from the registration requirements of the `33 Act. No underwriters were used in connection with this transaction.